Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

Laura E. Flores

202.739.5684

lflores@morganlewis.com

May 31, 2012

VIA EDGAR CORRESPONDENCE

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Rydex Series Funds (File Nos. 033-59692 and 811-07584) – Form N-14 Registration Statement

Dear Ms. Browning:

This letter responds to your comments conveyed to us during a telephone conference on February 28, 2012 and April 11, 2012 relating to the Rydex Series Funds (the “Trust”) Form N-14 filed under the Securities Act of 1933, as amended, with the U.S. Securities and Exchange Commission (“SEC”) on February 1, 2012 regarding the reorganization of the Alternative Strategies Allocation Fund (the “Acquired Fund”) and the Multi-Hedge Strategies Fund (the “Acquiring Fund”), each a separate series of the Trust. Unless otherwise noted, capitalized terms have the same meaning as contained in the Combined Prospectus and Proxy Statement and Statement of Additional Information included in the N-14.

General Comments:

1.	Comment. Please clarify, where appropriate, that the Acquiring Fund’s Prospectus will be provided with the Combined Prospectus and Proxy Statement. If you do not intend to distribute the Acquiring Fund’s Prospectus with the Combined Prospectus and Proxy Statement, please remove all references to the fact that the Acquiring Fund’s Prospectus is incorporated by reference into the Combined Prospectus and Proxy Statement.

Response. We no longer intend to send the Acquiring Fund Prospectus with the Combined Prospectus and Proxy Statement due to the fact that the most recent Acquiring Fund Prospectus includes information dated as of December 31, 2010 and we now have included more recent information in the Combined Prospectus and Proxy Statement. Instead, we have included an exhibit to the Combined Prospectus and Proxy Statement that includes all of the information about the Acquiring Fund required by Form N-14 updated as of December 31, 2011. We will remove all references to the fact that the Acquiring Fund’s Prospectus is incorporated by reference into the Combined Prospectus and Proxy Statement.

2.	Comment. Please confirm that the valuation procedures are the same for both the Acquiring Fund and the Acquired Fund.

Ms. Kimberly Browning

May 31, 2012

Response. We have confirmed with the Registrant that the valuation procedures are the same for both the Acquiring Fund and the Acquired Fund. This fact also is disclosed in the Combined Prospectus and Proxy Statement in the last sentence of the first paragraph under “Description of the Agreements and Plan of Reorganization.”

3.	Comment. Please disclose that the Acquiring Fund’s portfolio turnover rate is substantially higher than the portfolio turnover rate of the Acquired Fund and the increased expenses that can accompany a high portfolio turnover rate.

Response. We have revised the disclosure accordingly.

4.	Comment. Please disclose all material differences between the Acquired Fund and the Acquiring Fund and, in particular, the differences between the Funds’ investment objectives and investment strategies.

Response. We have not revised the existing disclosure because we believe it accurately discloses all of the material differences between the Funds’ investment objectives and investment strategies.

5.	Comment. Please explain in the Combined Prospectus and Proxy Statement how the Funds’ investment objectives are similar.

Response. We have revised the disclosure accordingly.

6.	Comment. Please augment the response to “What are the costs and federal tax implications to shareholders in connection with the proposed Reorganization?” to reflect the intent that the Reorganization will be a tax-free reorganization and reference the Trust’s reliance on opinion of counsel to that effect.

Response. We have revised the disclosure accordingly.

7.	Comment. In the “Questions & Answers” section, please disclose whether the Board believes that the Reorganization is in the best interests of and will not dilute the interests of shareholders of both Funds.

Response. We have revised the disclosure accordingly.

8.	Comment. The information provided in the Acquiring Fund’s most recent Annual Report indicates that the Acquiring Fund’s investments are diversified. Please explain whether Section 13(a)(1) and Rule 13a-1 thereunder would prevent the Acquiring Fund from operating as a non-diversified fund in the absence of a shareholder vote. In addition, please disclose the risks of investing in a non-diversified fund.

Response. We have confirmed with the Registrant that it is aware of its obligation to comply with Rule 13a-1 under the Investment Company Act of 1940.

9.	Comment. Please revise the discussion of “Principal Risk Factors” to discuss the risks that are specific to the Acquiring Fund first.

Ms. Kimberly Browning

May 31, 2012

Response. We have revised the disclosure accordingly.

10.	Comment. For the Acquiring Fund, please explain why the HFRX Global Hedge Fund Index is considered a broad-based index. In addition, please explain why the S&P 500 is used for comparison purposes in the Acquiring Fund’s Annual Report rather than the HFRX Global Hedge Fund Index.

Response. The HFRX Global Hedge Fund Index is designed to be representative of the overall composition of the hedge fund universe. It is comprised of eight strategies: convertible arbitrage, distressed securities, equity hedge, equity market neutral, event driven, macro, merger arbitrage, and relative value arbitrage. We have confirmed with the Registrant that it believes that the HFRX Global Hedge Fund Index is an appropriate broad-based securities market index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter” as required by Instruction 2(b) to Item 4 and Instruction 5 to Item 27(b)(7). We have further confirmed with the Registrant that it believes that the S&P 500 Index also is an appropriate broad-based securities market index and, thus, appropriate to include in the Annual Report. Nonetheless, the Acquiring Fund will include both the HFRX Global Hedge Fund Index and the S&P 500 Index in both its prospectus and shareholder reports going forward.

11.	Comment. Please clarify the references to “material” and “duplicative” in the last two sentences of the fifth paragraph under “Investment Advisory Arrangements”.

Response. We have clarified the disclosure accordingly.

12.	Comment. Please represent that the Registrant will file a tax opinion via post-effective amendment to the Trust’s registration statement on Form N-14 as soon as possible after the Form N-14 registration statement becomes effective.

Response. We confirm that a tax opinion will be filed via post-effective amendment to the Trust’s registration statement on Form N-14 as soon as possible following the registration statement’s effectiveness.

13.	Comment. Please file new powers of attorney with the next pre-effective amendment to the Trust’s N-14 registration statement.

Response. We will file new powers of attorney as requested.

14.	Comment. Please explain whether the Reorganization will result in a net gain for the Advisor. If so, please disclose the resulting potential conflict of interest.

Response. We have confirmed with the Registrant that the Reorganization, if approved, is not expected to result in a net gain for the Advisor. The aggregate advisory fees paid to the Advisor are not expected to increase as a result of the Reorganization. While the Acquired Fund does not currently pay an advisory fee, the Acquired Fund invests in affiliated underlying funds that do. The Advisor expects the decrease in advisory fees paid by the Acquired Fund’s affiliated underlying funds due to the decline in assets under management caused by the Reorganization will be approximately equal to the amount of any increase in advisory fees paid to the Advisor for the services it provides to the Acquiring Fund following the Reorganization. In addition, the

Ms. Kimberly Browning

May 31, 2012

Advisor does not anticipate that the Reorganization will have a material effect on the Advisor’s resources. We further note that because the Advisor has agreed to bear the direct costs (except for brokerage expenses incurred by the Acquired Fund prior to the Reorganization) of the Reorganization, we do not believe a potential conflict of interest exists.

Comments Regarding Fees and Expenses:

15.	Comment. Please confirm that the waiver currently in place for the Acquiring Fund is not subject to recapture. In addition, please confirm and disclose that the waiver will continue for a year from the date of the Combined Prospectus and Proxy Statement.

Response. We have confirmed with the Registrant that the Acquiring Fund waiver arrangement is not subject to recapture. The fee table disclosure accurately discloses that the contractual fee waiver will remain in place for so long as the Acquiring Fund invests in the Subsidiary. Therefore, we have not revised the disclosure to state that the contractual fee waiver will continue only for a year from the date of the Combined Prospectus and Proxy Statement.

16.	Comment. Please state that the expenses of the Acquiring Fund are higher than those of the Acquired Fund. Additional explanation may follow this statement.

Response. We have revised the disclosure accordingly.

17.	Comment. Please make the discussions of the contractual and voluntary fee waivers consistent throughout the Combined Prospectus and Proxy Statement.

Response. We have revised the disclosure accordingly.

18.	Comment. In the sixth paragraph under “Description of the Agreement and Plan of Reorganization,” the first sentence states that “[a]ll expenses that are solely and directly related to the Reorganization will be borne and paid by the Advisor.” Explain whether “brokerage charges associated with the purchase and disposition of portfolio securities by the Acquired Fund prior to the Reorganization,” which are borne by the Acquired Fund and its shareholders, should be carved out as an exception in the paragraph’s opening sentence.

Response. We have revised the disclosure to state that brokerage expenses incurred by the Acquired Fund prior to the Reorganization are not included in the expenses associated with the Reorganization to be borne by the Advisor.

19.	Comment. Please confirm whether the fee waiver of the Management Fee of the Acquiring Fund’s Subsidiary is included in the Acquiring Fund’s investment advisory agreement approved pursuant to Section 15 of the Investment Company Act of 1940. If not, the fee waiver should be represented as a separate line item in the fee table.

Response. We have confirmed with the Registrant that the fee waiver of the Subsidiary’s Management Fee is not a term of the Acquiring Fund’s investment advisory agreement, but rather a stand-alone agreement. We note, however, that the fee waiver is currently presented as a separate line item in the fee table.

Ms. Kimberly Browning

May 31, 2012

20.	Comment. Please explain why the Acquiring Fund’s Other Expenses is expected to decrease as a result of the Reorganization.

Response. The Acquiring Fund’s Other Expenses are not expected to decrease as a result of the Reorganization. In the previous filing the expenses were measured as of two different “as of” dates (i.e., 12/31/2010 and 12/31/2011) accounting for the difference in expenses. The fees and expenses have been revised to reflect December 31, 2011 amounts.

21.	Comment. Please explain why Short Sales Dividend and Interest Expense, as presented in the Comparative Fee Table, varies between classes and why it is expected to decrease after the Reorganization.

Response. The Acquiring Fund’s Short Sales Dividend and Interest Expense is not expected to decrease as a result of the Reorganization. In the previous filing the expenses were measured as of two different “as of” dates (i.e., 12/31/2010 and 12/31/2011) accounting for the difference in expenses. The fees and expenses have been revised to reflect December 31, 2011 amounts. The revised amounts reflect that the Short Sales Dividend and Interest Expense does not vary between classes.

22.	Comment. Please explain why the Acquiring Fund’s Management Fee is expected to decrease after the Reorganization. Please confirm that the amount shown in the Management Fee line item is the gross management fee.

Response. We have confirmed with the Registrant that the Acquiring Fund’s Management Fee is not expected to decrease as a result of the Reorganization. We further confirmed with the Registrant that the amount shown in the Management Fee line item is the gross management fee.

23.	Comment. Please disclose any assumptions regarding the application of the fee waiver of the Subsidiary’s Management Fee, e.g., the assumption that the Fund has invested 25% of its assets in the Subsidiary.

Response. The management fee paid to the Advisor by the Subsidiary is determined by multiplying the average percentage of Acquiring Fund assets invested in the Subsidiary during a given month by the advisory fee rate applicable to the Subsidiary. The Advisor then waives this amount from the advisory fee to be paid by the Acquiring Fund. This calculation accounts for the fact that the Acquiring Fund’s investment in the Subsidiary varies and may be less than the permitted 25% ceiling at any given time during a month.

24.	Comment. Please remove the “Explanation of Short Sales Dividend and Interest Expense” disclosure that follows the Comparative Fee Table.

Response. We have relocated the discussion as requested.

25.	Comment. Under the “Comparative Expense Example” section, please confirm that the amounts shown reflect the fee waiver in year one only.

Response. We have confirmed with the Registrant that each of the one-, three-, five-, and ten-year expense examples under the “Comparative Expense Example” reflect the contractual fee waiver. The inclusion of the fee waiver in each expense example is appropriate because the

Ms. Kimberly Browning

May 31, 2012

Advisor has contractually agreed to waive the Acquiring Fund’s advisory fee in an amount equal to the advisory fee paid by the Subsidiary for so long as the Acquiring Fund invests in the Subsidiary.

26.	Comment. Under “Investment Advisory Arrangements”, please clarify the nature of the Acquiring Fund’s fee waiver and disclose whether the fee waiver is part of the Acquiring Fund’s Section 15 investment advisory agreement.

Response. We have revised the disclosure accordingly.

27.	Comment. Please explain why a separate shareholder proposal and vote for A-Class and H-Class shareholders is not necessary to approve the payment of Rule 12b-1 fees charged to the Acquiring Fund since these shareholders do not pay Rule 12b-1 fees as shareholders in the Acquired Fund.

Response. Shareholders of the Acquired Fund are being asked to approve the Reorganization of the Acquired Fund into the Acquiring Fund with all its features and expenses, including the assessment of the Rule 12b-1 fees for the H-Class and C-Class Shares. Including a separate proposal to approve such Rule 12b-1 fees is impractical because the proposal to approve the Reorganization and the Acquiring Fund’s Rule 12b-1 fees are inextricably intertwined. The Acquiring Fund has adopted a Rule 12b-1 Plan for all of its share classes. Therefore, it is not possible for an Acquired Fund shareholder to approve the Reorganization, but avoid the assessment of Rule 12b-1 fees. The SEC staff has previously stated that it will not object “to ‘bundling’ proxy proposals in the following circumstances: . . .b. Inextricably Intertwined Proposals. The staff has not required separate proposals if the proposals would be impractical to separate. c. Merger Proposals. A vote to merge with another fund may carry with it approval of new advisory contracts, Rule 12b-1 plans, and other matters necessary to implement the merger.” Investment Co. Filing Guidance – 1995 (pub. avail. Feb. 3, 1995).

Pro Forma and Financial Statement Information Comments:

28.	Comment. In the pro forma financial information, please identify the Acquired Fund portfolio securities that would be disposed of prior to the Reorganization. In addition, please provide the percentage of the Acquired Fund’s total assets that would be disposed of prior to the Reorganization.

Response. We have revised the disclosure accordingly.

29.	Comment. Please include the discussion of the Acquired Fund’s intent to dispose of certain of its holdings and redeem in kind other of its holdings prior to the Reorganization in the Combined Prospectus and Proxy Statement.

Response. We have revised the disclosure accordingly.

Subsidiary-Related Comments:

30.	Comment. Please confirm whether the advisory contract between the Advisor and the Acquiring Fund’s Subsidiary complies with Section 15 of the Investment Company Act. To the extent that it does not, please explain why. In addition, please discuss the similarities and differences between the advisory contract with the Subsidiary and a Section 15-compliant advisory contract.

Ms. Kimberly Browning

May 31, 2012

Response. The Investment Management Agreement between the Subsidiary and the Advisor is not intended to and does not comply with Section 15 of the Investment Company Act. The Subsidiary is not registered under the Investment Company Act and, therefore, is not subject to the provisions of the Investment Company Act.

Nonetheless, the Investment Management Agreement between the Subsidiary and the Advisor does bear several similarities to an investment advisory agreement between an investment adviser and a registered investment company that complies with Section 15. The Investment Management Agreement between the Subsidiary and the Advisor: (i) is a written contract; (ii) precisely describes all compensation to be paid thereunder; (iii) provides, in substance, that it may be terminated at any time, without the payment of any penalty, by either the Advisor or the Subsidiary on thirty days’ written notice from the terminating party; and (iv) provides that it is not assignable by either party without the prior written consent of the other.

The Investment Management Agreement between the Subsidiary and the Advisor differs from a investment advisory agreement that complies with Section 15 in that: (i) it is not approved by the vote of a majority of the outstanding voting securities of the Subsidiary; (ii) its continuance is not subject to annual approval by the board of directors of the Subsidiary or by a vote of a majority of the outstanding voting securities of the Subsidiary; and (iii) it is approved initially by the vote of a majority of the directors of the Subsidiary via unanimous written consent rather than in person at a meeting called for the purpose of voting on such approval.

In addition to the fact that the Investment Management Agreement between the Subsidiary and the Advisor is similar to an advisory agreement that complies with Section 15, we believe the relationship between the Advisor, Acquiring Fund and Subsidiary gives rise to added protections that ensure that the Acquiring Fund is not inadvertently harmed by potential conflicts of interest that may arise. Foremost, the Subsidiary is wholly owned by the Acquiring Fund and the Subsidiary’s interests cannot be held by any other person or fund. Thus, the Subsidiary would not exist but for the Acquiring Fund’s investment in the Subsidiary. As a result, the Acquiring Fund effectively controls the Subsidiary. In addition, the Acquiring Fund’s Board of Trustees is responsible for approving and overseeing the Acquiring Fund’s investment in the Subsidiary. Also, the Subsidiary and the Acquiring Fund are each advised by the Advisor, which is beneficial for two primary reasons. First, it ensures that the Fund’s and the Advisor’s interests are aligned because the Advisor is accountable for the performance of both the Acquiring Fund and the Subsidiary. In other words, the Fund’s performance is dependent, in part, on the performance of the Subsidiary and the Advisor’s asset-based compensation is dependent on the performance of both the Acquiring Fund and the Subsidiary. Second, during the annual review of the Acquiring Fund’s advisory agreement with the Advisor, the Acquiring Fund’s Board of Trustees evaluates the Advisor and, on a consolidated basis, the services the Advisor provides to both the Fund and the Subsidiary consistent with the requirements of Section 15 and the Board’s fiduciary duties in its capacity as investment adviser to the Acquiring Fund.

31.	Comment. Please explain whether the Advisor meets the definition of “investment adviser” as defined in Section 2(a)(20) of the Investment Company Act with respect to the Subsidiary.

Response. We do not believe that the Advisor meets the definition of “investment adviser” as defined in Section 2(a)(20) with respect to the services it provides to the Subsidiary because we do not believe that the Subsidiary is an investment company as that term is defined in Section 3 of the Investment Company Act.

*        *        *

Ms. Kimberly Browning

May 31, 2012

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684.

Sincerely,

/s/ Laura E. Flores
Laura E. Flores

cc:	Amy J. Lee
Elisabeth Miller
W. John McGuire